Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and
Company Secretariat Services; Specialising in
Company Secretary Services for Foreign Companies
Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Fifth Street MW
Washington DC 20549
USA

07024237

SUPPL

8 May 2007

Dear Sirs

Re: Impala Platinum Holdings Limited 82-359

Please find enclosed copy of announcement regarding a change in the directorate.

Yours faithfully

Simon Kennedy

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 14 2007
WASH, DC
160

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

\\Project-chrisi\C_Chrissi\Data\Clients\Impala\Impala 2007\Corporate\SEC 080507.doc

RNS Number:3776S
Impala Platinum Hldgs
06 March 2007

IMPALA PLATINUM HOLDINGS LIMITED

NEWS RELEASE

6 March 2007

RETIREMENT OF DIRECTOR

EMBARGO: For immediate release

Ticker symbols:	Cathie Markus has decided to retire and will leave the Group as at the end of June 2007. She will resign as a director with effect from 31 March 2007.
JSE: Imp	Cathie joined Implats in 1991 as Legal Advisor and was subsequently appointed to the board in 1998 as Corporate Affairs Director. During her tenure at Implats, Cathie was integrally involved in all our major transactions. Cathie will be remembered for the central role she played in the resolution of the mineral rights issues with the Royal Bafokeng Nation.
LSE: Ipla	
ADRS: Impuy	
www.implats.co.za	

END

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